Invest in REJOY

REJOY is a unique plant-based sports drink infused with CBD to ease body & mind



DRINKREJOY.COM MIAMI FL

Main Street | Food | Lifestyle | Health and Fitness | Food Tech

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Why you may want to invest in us...

1. Selected by 7-Eleven as one of the only two CBD beverages for their 2020 Emerging Brands show.
2. Launched January 2020, already present in +75 stores in Miami with $75k in revenues YTD November
3. A world-class team with extensive industry experience: Anheuser-Busch InBev - Danone - Heineken
4. Huge addressable market opportunity with >$20B in the US and ~$50B globally
5. Help create a new category of fast-acting cannabis-based products in a growing market

Why investors ❤ us

WE'VE RAISED $623,660 SINCE OUR FOUNDING

I like to invest in companies that have products that are first to fill significant new segments, are unique and have a great team of Founders. With Rejoy I am convinced that we have all three. First current recovery drinks (or for that matter in the future Energy Drinks) do only electrolyte replacement. What they do not do is to work on anti inflammation and nervous system relaxation. This is a significant segment for the future and Rejoy is perhaps the first entrant in this market. They have excellent products that I can personally endorse - and has indeed been endorsed by several athletes. With CBD becoming legal in the US, the FDA guidelines round the corner and multiple countries starting to legalize CBD based products - the scope for Rejoy is tremendous both in the US and Internationally. The Founders of Rejoy are among the most capable, experienced, passionate and hungry team that I have come across. I am personally convinced that they will have a fantastic future

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Krishnan 'Kandy' Anand CEO, Igniting Business Growth LLC

LEAD INVESTOR | INVESTING $10,000 THIS ROUND

Sebastian and his team have worked for years in the food and beverages industry at an international level with passion and energy. Alongside their professional journey, they've been highly involved participating and competing in their favorite sport: Triathlon. Rejoy is their little baby, which they are putting all their energy and experience on, as everything they do. Few companies have founders with so much experience in their respective field and passion for the sport. Endless energy, experience and trust! At this early

stages, the product is already vouched by international known athletes like Ronnie S. and more. You can't go wrong with the product: Made of few and highly beneficial... read more

Fabian Flores ★

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Our team



Martin Moresco
Co-Founder & Chief Executive Officer
Former Global Commercial Director at Danone. Amateur Triathlete.



Diego Belbussi
Co-Founder & Chief Growth Officer
Former Marketing VP at Anheuser-Busch InBev



Sebastian Sanchez
Co-Founder & Advisor
Innovation & New Ventures at Heineken. Amateur Triathlete.

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Downloads

Rejoy - Deck Dec 2020 Wefunder compressed.pdf

This is how it all started

A personal experience of one of our founders ignited the idea of our brand.



A COMEBACK STORY. THE DOCUMENTARY
from REJOY
09:55
vimeo

Watch here a brief intro where we put it all together

Our dream is to bring the cleanest, most natural and powerful recovery drink to our fellow athletes.



REJOY plant-based sports drink infused with CBD
from REJOY
REJOY
REVOLUTIONARY PLANT-BASED SPORTS DRINK INFUSED WITH CBD.
00:30
vimeo

What we have achieved so far

- We launched REJOY in January 2020, reaching 10,000 consumers, having sold YTD November'20 a total of 2269 cases (+$75.000).
- We are currently present in +75 stores in Miami, 15 in New York, and also online through our website.
- We have an average reorder rate of 90% among current customers.
- Showing very good traction so far, with excellent feedback from our customers.

Partnering with top athletes to help us build credibility and community


11X IronMan Champion joins REJOY
from REJOY
Ronnie Schildknecht - Co-Founder REJOY
11X IronMan Champion
01:01
vimeo


Welcome Rudy 16 9 Follow us
from REJOY
RUDY VON BERG
TRIATHLON MULTIPLE CHAMPION
00:13
vimeo

Our Vision

With our trial phase finished in Miami, and having received excellent feedback from customers and consumers, our dream is to now scale the business to other states and cities, achieving national distribution. For this, we will focus our efforts and investments in four key strategic pillars:

1) Building relationships and creating partnerships with key food & beverage players that have regional or national distribution, such as convenience stores, supermarkets, pharmacies, and wholesalers. We are targeting 1000 stores by end of 2021, with a focus on Florida, Texas and California, where triathlon has a strong presence.

2) Investing on our brand and its value proposition, with a special focus on building qualitative digital assets for social media, paid ads and creating strong partnerships with brand ambassadors that can help us get our message out to the sports community in a genuine and effective way.

3) R&D: innovation is at the core of everything we do. We strongly believe that in order to stay relevant and continually exceed our customers' needs, we need to constantly evolve our product and expand our portfolio.

4) People: hiring and developing an A-team of collaborators with expertise in fast-paced consumer goods, a strong work ethic and passion for sports and a healthy living will play a key role in our success going forward.

Investor Q&A

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What does your company do?

REJOY is a plant-based sports drink infused with CBD, aiming to solve two problems for those who train or practice sports: 1) Rehydrate in a clean, natural and convenient way and 2) Relieve pain and reduce inflammation from workouts without health risks.

Where will your company be in 5 years?

In 5 years, we aim to be generating $50m in net revenue, and this is only including our recovery drink and the US market. There are multiple growth drivers, such as launching new products, geographic expansion, etc. These projections are not guaranteed.

Why did you choose this idea?

We are a team of athletes that have personally experienced the lack of a product like REJOY in the market. Most sports beverages are high-calorie, full of sugar and/or artificial ingredientes, and don't really help with recovery, while powder, capsules, tinctures and other recovery products do not appeal to a mass-market.

How far along are you? What's your biggest obstacle?

We recently launched REJOY in January 2020, so we are just getting started. Despite the pandemic we are already present in 75 physical stores in Miami and growing, with excellent feedback from customers and consumers. Our biggest obstacle today is being able to gain physical presence at the main retailers (convenience, specialty stores, etc.).

Who competes with you? What do you understand that they don't?

We are looking to disrupt the sports drinks (10Bn) and sports nutrition (10Bn) markets in the US, which are experiencing strong growth (7.8% and 7% CAGR respectively). Current sports beverages have low functionality, are high calorie and full of sugar and artificial ingredientes. The market is dominated by two major brands that have not been disrupted in a long time. On the flip side, recovery products' consumption experience is not rewarding nor convenient (powder, pills, etc.) and hence do not appeal to a mass-market. We believe there is a huge opportunity for a brand that can tackle both issues, providing unparalleled functionality while at the same time offering a rewarding consumption experience.

How will you make money?

We sell our products both indirectly through retailers (3rd party) and directly through our own website (currently 55% of our sales). All production is outsourced with one of the main beverage co-packers, hence our business model is asset-light.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

1) Regulatory risks around Cannabidiol and how and where these products are allowed to be offered and sold; 2) Commercial Risks, not being able to get into the main distribution channels; 3) Competitive Risks, with some of the big players developing similar products. We believe that most of the risks have to do with execution risks rather than market related and we believe +75 years of combined industry experience of our team, plus the connection we have with the athlete community will play a significant role in our competitive strategy.